Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Registration Statement on Form F-1 of our report dated November 14, 2022, except for Note 9, as to which the date is December 27, 2022, with respect to our audit of the consolidated financial statements of Baiya International Group Inc., its subsidiaries, the variable interest entity(“VIE”), and VIE’s subsidiaries (collectively, the Company”) as of and for the year ended December 31, 2021. We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

We ceased to be the Company’s auditor on December 31, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements for the period after the date of our dismissal.

/s/ Friedman LLP

New York, New York
October 30, 2023